China Digital TV Announces Resignation of CFO Mason Xu
and Appointment of Acting CFO Zhenwen Liang

BEIJING, China, May 20, 2010 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access systems to China's expanding digital television market, today announced the resignation of chief financial officer Mr. Mason Xu, who resigned for personal reasons, and the appointment of Mr. Zhenwen Liang as acting chief financial officer, effective June 30, 2010.

“Mason has been a highly valued member of our management team and we wish him all the best in his future endeavors,” said Mr. Jianhua Zhu, chairman and chief executive officer of China Digital TV. “I would like to thank him for taking the lead in our initial public offering on the New York Stock Exchange in 2007, making great enhancements to our financial management and internal control systems, and building up strong relationships with the investment community, achievements which form a solid base for us going forward.”

Mr. Zhu continued, “Zhenwen is a twelve-year veteran at our organization, having led our financial management and new business efforts at various stages of our development. We are pleased to have him step in as acting chief financial officer.”

From 1998 to 2004, Mr. Zhenwen Liang headed the finance team at Novel-Tongfang Information Engineering Co., Ltd., the predecessor of China Digital TV. From 2004 to 2006, Mr. Liang went on to oversee the entire financial operations of China Digital TV. Since then, Mr. Liang has worked as general manager of the Company’s new business unit, responsible for developing value-added services. Mr. Liang has a bachelor’s degree in accounting from the Central University of Finance and Economics and a master’s degree in business administration from Renmin University of China.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. Information contained in this website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.2256
Email: che@brunswickgroup.com

In the United States:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com